EXHIBIT 99.1

Hydrogenics Awarded Contracts to Deliver Nine Electrolyzers

Food Processing and Power Plant Applications for African and Asian Customers

MISSISSAUGA, Canada, Feb. 7, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the Company has received contracts for the delivery of nine electrolyzers to customers in Africa and Asia. The electrolyzers and associated services will be utilized by food processing facilities and thermal power plants, with delivery expected over the next six to nine months.

"We are pleased to see continued strengthening in our industrial end markets in Africa and Asia. These recent wins provide a strong starting position to support our growth plans for 2011," said Daryl Wilson, Hydrogenics President and Chief Executive Officer.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com